UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated March 08, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
("Sibanye Gold" or "the Company")
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL

DEALING IN SECURITIES

Westonaria, 8 March 2017. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr C Keyter, Chief Financial Officer and Mr C Farrel, Company Secretary of Sibanye Gold Limited, has bought and/or sold Performance Shares which were granted to them on 3 March 2014 ("the Grant Date). Messrs Keyter and Farrel sold their Performance Shares in order to settle their associated tax liability.

Performance Shares are conditionally awarded with the final number settled after three years dependent on market and non-market conditions being met. The number of shares to be settled ranges from 0% to 200% of the conditional award. The determined number of Performance Vesting Restricted Shares are settled to the participant in shares.

Details of the transactions are set out below:

Name	C Keyter
Position	Chief Financial Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market sale of Performance Shares to cover associated tax liability.
Transaction Date	6 March 2017
Number of Shares	130 924
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP –	 R25.2000 R25.7600 R25.3945
Total Value	R3 324 749.52
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date.
Nature of transaction	On market purchase of Performance Shares
Transaction Date	6 March 2017
Number of Shares	180 796
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP –	 R25.1304 R25.1304 R25.1304
Total Value	R4 543 475.80
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date.

Name	**C Farrel**
Position	Company Secretary
Nature of interest	Direct and Beneficial
Nature of transaction	On market sale of Performance Shares to cover associated tax liability.
Transaction Date	6 March 2017
Number of Shares	54 200
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP –	R25.1700 R25.1700 R25.1700
Total Value	R 1 364 214.00
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date.
Nature of transaction	On market purchase of Performance Shares
Transaction Date	6 March 2017
Number of Shares	63 538
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP –	R25.1304 R25.1304 R25.1304
Total Value	R 1 596 735.35
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date.

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: March 08, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer